Exhibit 4.11
MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers' Association's
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated:  15 October 2018
Vigilant Shipowning Inc., a corporation organized and existing under the laws of Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH 96960, Marshall Islands
~~(Name of sellers)~~, hereinafter called the “Sellers”, have agreed to sell, and
Flex Vigilant Limited, a corporation organized and existing under the laws of Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH 96960, Marshall Islands ~~(Name of buyers)~~, hereinafter called the “Buyers”, have agreed to buy:  The Vessel with hull no. 8013 currently under construction at the premises of Hyundai Samho Heavy Industries Co. Ltd. (the “Builder”) in South Korea
Name of vessel:  To be named “FLEX Vigilant”
IMO Number:  TBA
Classification Society:  DNV GL
Class Notation:  As per Attachment A
Year of Build:  As per Attachment A         Builder/Yard:  Hyundai Samho Heavy Industries Co. Ltd.
Flag:  Marshall Islands         Place of Registration:  N/A         GT/NT:  As per Attachment A/________
hereinafter called the “Vessel”, on the following terms and conditions:
Definitions
“Attachment A” is the Shipbuilding Contract (as defined below).  The Specification, the General Arrangement Plan and the Supplier List for the Vessel are an integral part of the Shipbuilding Contract.
“Attachment B” is the form of an irrevocable letter of guarantee to be issued by Blue Sea Navigation Holding Inc. pursuant to Clause 2.
“Attachment C” is the form of a performance guarantee to be issued by the Buyers’ ultimate parent company, Flex LNG Ltd. pursuant to Clause 21.
“Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation), ~~and~~ Norway and South Korea ~~(add additional jurisdictions as appropriate).~~
“Buyers’ Nominated Flag State” means Marshall Islands ~~(state flag state)~~.
“Class" means the class notation referred to above.
“Classification Society" means the Society referred to above.
"~~Deposit~~Downpayment" shall have the meaning given in Clause 2 (~~Deposit~~Downpayment)
~~“Deposit Holder” means~~ ______ ~~(state name and location of Deposit Holder) or, if left blank, the Sellers’ Bank, which shall hold and release the Deposit in accordance with this Agreement.~~
“In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a  registered letter, e-mail or telefax.
“Parties” means the Sellers and the Buyers.
“Purchase Price” means the price for the Vessel as stated in Clause 1 (Purchase Price).
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

“Sellers’ Account” means the bank account notified by the Sellers to the Buyers for the receipt of the Downpayment and the balance of the Purchase Price ~~(state details of bank account)~~ at the Sellers’ b~~B~~ank.
“Shipbuilding Contract” means the shipbuilding contract for the construction of the Vessel entered into between the Builder and the Sellers on 30 June 2018.  The Sellers shall not make any major amendments to the Shipbuilding Contract without the prior consent from the Buyers ref. Clause 19.
~~“Sellers’ Bank” means~~ ______ ~~(state name of bank, branch and details) or, if left blank, the bank  notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.~~
1.          Purchase Price
The Purchase Price is USD 180,000,000 (United States Dollars One Hundred Eighty Million) ~~(state currency and amount both in words and figures)~~.
2.          ~~Deposit~~Downpayment
As security for the correct fulfilment of this Agreement the Buyers shall ~~lodge a deposit~~make a downpayment of 30% (thirty per cent) i.e. USD 54,000,000 (United States Dollars Fifty Four Million) ~~or, if left blank, 10%  (ten per cent),~~ of the Purchase Price (the “~~Deposit~~Downpayment”) to the Sellers’ Account~~in an interest bearing account for the Parties with the Deposit Holder~~ within three (3) Banking Days after the ~~date that~~later of:
(i)          this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and
(ii)          FLEX LNG Ltd. having received the proceeds from its contemplated private placement (or such other date as the Parties may agree).
As security for the Sellers’ obligation to repay the Downpayment in the event that this Agreement is cancelled by the Buyers in accordance with the terms of this Agreement, the Sellers shall provide Buyers with an irrevocable letter of guarantee issued by Blue Sea Navigation Holding Inc., in form and substance as annexed hereto as Attachment B at the time of signing of this Agreement.
~~; and~~
~~(ii)          the Deposit Holder has confirmed in writing to the Parties that the account has been  opened.~~
~~The Deposit shall be released in accordance with joint written instructions of the Parties.  Interest, if any, shall be credited to the Buyers.  Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties.  The Parties shall provide to the Deposit Holder  all necessary documentation to open and maintain the account without delay.~~
3.          Payment
On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and  notices):
(i)          ~~the Deposit shall be released to the Sellers; and~~
(ii)          the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers’ Account.
Notwithstanding the above, the Buyers and the Sellers will work together to effect a simultaneous payment under this Agreement and the balance payment of the installment payable on delivery of the Vessel from the Builder to the Sellers, by use of the same funds if deemed practical by the Parties.
4.          Inspection
(a)* The Buyers have inspected and accepted Attachment A and the Buyers shall accept the Vessel 52 upon the Vessels completion according to Attachment A.~~the Vessel's classification records.  The Buyers have also inspected the Vessel at/in~~ ______ ~~(state place) on~~ ______ ~~(state date) and have  accepted the Vessel following this inspection and the sale is outright and definite, subject only~~
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~to the terms and conditions of this Agreement.~~
~~(b)* The Buyers shall have the right to inspect the Vessel's classification records and declare  whether same are accepted or not within~~ ______ ~~(state date/period).~~
~~The Sellers shall make the Vessel available for inspection at/in~~ ______ ~~(state place/range) within~~ ______ ~~(state date/period).~~
~~The Buyers shall undertake the inspection without undue delay to the Vessel.  Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel's deck and engine log books shall be made available for  examination by the Buyers.~~
~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from  the Buyers within seventy-two (72) hours after completion of such inspection or after the  date/last day of the period stated in Line 59, whichever is earlier~~.
~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of  the Vessel's classification records and/or of the Vessel not be received by the Sellers as  aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~
~~*4(a) and 4(b) are alternatives; delete whichever is not applicable.  In the absence of deletions, alternative 4(a) shall apply.~~
5.          Time and place of delivery and notices
(a)          The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or  anchorage at/in Daebul-ro, Samho-eup, Yeongam-gun, Jeollanamdo-Do, South Korea as per Attachment A (~~state place/range) in the Sellers' option.~~simultaneously with delivery from Builder to the Sellers.  The agreed ~~Notice of Readiness shall not be tendered before~~: ______ ~~(date)~~Delivery Date as per the Shipbuilding Contract is 31 May 2021 (“Agreed Delivery Date”).  The Builder may deliver the Vessel earlier than the Agreed Delivery Date pursuant to the terms of the Shipbuilding Contract.
~~Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14):~~ ______
(b)          The Sellers shall keep the Buyers well informed of the Vessel's construction progress and shall provide the Buyers with approximate notices of the date the Sellers intend to tender Notice of Readiness ~~itinerary and shall provide the Buyers with twenty (20), ten (10), five (5) and three (3) days’ notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery~~.
When the Vessel is completed in accordance with Attachment A~~at the place of delivery and physically ready for delivery in accordance with this Agreement~~, the Sellers shall give the Buyers a written Notice of Readiness for delivery.
If the Vessel is delayed and the Sellers receive liquidated damages due to delay under the Shipbuilding Contract, the Purchase Price shall be reduced accordingly with a corresponding amount (see Attachment A).
Cancelling Date (see Clauses 5(c) and 14): The Cancelling Date under this Agreement shall correspond with the cancelling date under the Shipbuilding Contract.
(c)          If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a  new Cancelling Date.  Upon receipt of such notification the Buyers shall have the option of  either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date.  If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers'  notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.
If this Agreement is maintained with the new Cancelling Date all other terms and conditions  hereof including those contained in Clauses 5(b) ~~and~~ 5(d) shall remain unaltered and in full
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

force and effect.
~~(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely  without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’Default) for the Vessel not being ready by the original Cancelling Date.~~
(e) Should the Vessel become an actual, constructive or compromised total loss before delivery the ~~Deposit~~ Downpayment together with interest as set out in line 33 ~~earned, if any~~, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.
6.          Divers Inspection / Drydocking – N/A
~~(a)*~~
~~(i)          The Buyers shall have the option at their cost and expense to arrange for an underwater  inspection by a diver approved by the Classification Society prior to the delivery of the Vessel.  Such option shall be declared latest nine (9) days prior to the Vessel’s intended  date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.  The Sellers shall at their cost and expense make the Vessel available for  such inspection.  This inspection shall be carried out without undue delay and in the  presence of a Classification Society surveyor arranged for by the Sellers and paid for by  the Buyers.  The Buyers’ representative(s) shall have the right to be present at the diver’s  inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.  The extent of the inspection and the conditions under  which it is performed shall be to the satisfaction of the Classification Society.  If the  conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at  their cost and expense make the Vessel available at a suitable alternative place near to  the delivery port, in which event the Cancelling Date shall be extended by the additional  time required for such positioning and the subsequent re-positioning.  The Sellers may  not tender Notice of Readiness prior to completion of the underwater inspection~~.
~~(ii)          If the rudder, propeller, bottom or other underwater parts below the deepest load line are  found broken, damaged or defective so as to affect the Vessel's class, then (1) unless  repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by  the Classification  Society of the Vessel's underwater parts below the deepest load line~~,  ~~the extent of the inspection being in accordance with the Classification Society's rules (2)  such defects shall be made good by the Sellers at their cost and expense to the  satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's  attendance~~.
~~Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class  drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects  against a deduction from the Purchase Price of the estimated direct cost (of labour and  materials) of carrying out the repairs to the satisfaction of the Classification Society~~,  ~~whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs.  The estimated direct cost of the repairs shall be the average of quotes  for the repair work obtained from two reputable independent shipyards at or in the  vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless  the Parties agree otherwise.  Should either of the Parties fail to obtain such a quote within  the stipulated time then the quote duly obtained by the other Party shall be the sole basis  for the estimate of the direct repair costs.  The Sellers may not tender Notice of Readiness prior to such estimate having been established~~.
~~(iii)          If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking  facilities are available at the port of delivery, the Sellers shall take the Vessel to a port  where suitable drydocking facilities are available, whether within or outside the delivery  range as per Clause 5(a).  Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery.  In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but  limited to a maximum of fourteen (14) days.~~
~~(b)* The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules.  If the rudder~~,  ~~propeller, bottom or other underwater parts below the deepest load line are found broken~~,
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without  condition/recommendation**.  In such event the Sellers are also to pay for the costs and  expenses in connection with putting the Vessel in and taking her out of drydock, including the  drydock dues and the Classification Society's fees.  The Sellers shall also pay for these costs  and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel's class.  In all other cases, the Buyers shall pay the aforesaid costs and  expenses, dues and fees~~.
~~(c) If the Vessel is drydocked pursuant to Clause 6 (a)(ii) or 6 (b) above~~:
~~(i)          The Classification Society may require survey of the tailshaft system, the extent of the  survey being to the satisfaction of the Classification surveyor.  If such survey is  not required by the Classification Society, the Buyers shall have the option to require the  tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey  being in accordance with the Classification Society's rules for tailshaft survey and  consistent with the current stage of the Vessel's survey cycle.  The Buyers shall declare  whether they require the tailshaft to be drawn and surveyed not later than by the  completion of the inspection by the Classification Society.  The drawing and refitting of  the tailshaft shall be arranged by the Sellers.  Should any parts of the tailshaft system be  condemned or found defective so as to affect the Vessel's class, those parts shall be  renewed or made good at the Sellers' cost and expense to the satisfaction of Classification Society without condition/recommendation**.~~
~~(ii)          The costs and expenses relating to the survey of the tailshaft system shall be borne by  the Buyers unless the Classification Society requires such survey to be carried out or if  parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses~~.
~~(iii)          The Buyers' representative(s) shall have the right to be present in the drydock, as  observer(s) only without interfering with the work or decisions of the Classification Society surveyor.~~
~~(iv)          The Buyers shall have the right to have the underwater parts of the Vessel cleaned  and painted at their risk, cost and expense without interfering with the Sellers' or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely  delivery.  If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional  docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and  expense.  In the event that the Buyers' work requires such additional time, the Sellers  may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst  the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be  obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in  drydock or not~~.
~~*6 (a) and 6 (b) are alternatives; delete whichever is not applicable.  In the absence of deletions,  alternative 6 (a) shall apply~~.
~~**Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account~~.
7.          Spares, bunkers and other items
The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board  and on shore as per Attachment A.  All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, ~~belonging to the Vessel at the time of inspection~~ordered separately by the Buyers during construction (i.e. not being part of the Specification) used or unused, whether on board or not ~~shall become the Buyers' property, but~~together with spares on order ~~are excluded~~ shall be included in the sale and the Buyers shall pay the actual net price to the Sellers.  ~~Forwarding charges, if any, shall be for the Buyers' account.~~  The ~~Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare  propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to  delivery, but the replaced items shall be the property of the Buyers.  Unused stores and  provisions shall be included in the sale and be taken over by the Buyers without extra payment.~~
~~Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers’ and crew's  personal belongings including the slop chest are excluded from the sale without compensation~~, ~~as well as the following additional items~~: _________ ~~(include list)~~
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~Items on board which are on hire or owned by third parties, listed as follows, are excluded from  the sale without compensation~~: ______ ~~(include list)~~
~~Items on board at the time of inspection which are on hire or owned by third parties, not listed  above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense~~.
The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and  greases in storage tanks and unopened drums and fuel oil, LNG, other liquefied gases, fresh water or consumable stores which are on board the Vessel at the time of delivery and pay either:
~~(a) *~~the actual net price (excluding barging expenses) as evidenced by invoices or vouchers~~; or~~
~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~
for the quantities taken over~~.~~
~~Payment under this Clause shall be made~~ at the same time and place and in the same currency as the Purchase Price.
~~"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable.  If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date~~.
~~*(a) and (b) are alternatives, delete whichever is not applicable.  In the absence of deletions  alternative (a) shall apply~~.
8.          Documentation
The place of closing:  At the Builder’s shipyard in South Korea or such other place as the Parties may agree
(a) In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the  following delivery documents:
(i)          Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State,  transferring title of the Vessel and stating that the Vessel is free from all mortgages,  encumbrances and maritime liens or any other debts whatsoever, duly notarially attested  and legalised or apostilled, as required by the Buyers’ Nominated Flag State;
(ii)          Evidence that all necessary corporate, shareholder and other action has been taken by  the Sellers to authorise the execution, delivery and performance of this Agreement;
(iii)          Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);
(iv)          Protocol of Delivery and Acceptance signed by the Builder and the Sellers, to be countersigned by the Buyers, and Builders’ Certificate issued to the Sellers by the Builder, both duly notarially attested and legalized ~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers’ ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by  such authority to the closing meeting with the original to be sent to the Buyers as soon as  possible after delivery of the Vessel~~;
(v)          Class Certificates in form as required to be delivered by the Builder to the Sellers as per Attachment A~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~
(vi)          A statement from the Sellers in a form acceptable to the Buyers’ nominated ship registry, stating that the Vessel has never been registred in any ship registry.~~Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that  the registry does not as a matter of practice issue such documentation immediately, a  written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith  and provide a certificate or other official evidence of deletion to the Buyers promptly and  latest within four (4) weeks after the Purchase Price has been paid and the Vessel has  been delivered~~;
(vii)          ~~A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry~~
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~does not as a matter of practice issue such certificate immediately, a written undertaking  from the Sellers to provide the copy of this certificate promptly upon it being issued  together with evidence of submission by the Sellers of a duly executed Form 2 stating  the date on which the Vessel shall cease to be registered with the Vessel's registry~~;
(viii)          Commercial Invoice for the Vessel;
(ix)          Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;
(x)          ~~A copy of the Sellers’ letter to their satellite communication provider cancelling the Vessel’s communications contract which is to be sent immediately after delivery of the Vessel~~;
(xi)          Any additional documents as listed in Attachment A and/or as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of  this Agreement; ~~and~~
(xii)          ~~The Sellers’ letter of confirmation that to the best of their knowledge, the Vessel is not  black listed by any nation or international organisation.~~copy of the sea trial results duly approved by the Classification Society as per Attachment A; and
(xiii)          An assignment in favour of the Buyers whereby the Sellers assign all warranties of the Builder towards the Sellers (including as provided in Attachment A) and also any warranty or service or spare part arrangement that a maker or subcontractor has provided to the Sellers in respect of the Vessel.
(b) At the time of delivery the Buyers shall provide the Sellers with:
(i)          Evidence that all necessary corporate, shareholder and other action has been taken by  the Buyers to authorise the execution, delivery and performance of this Agreement; and
(ii)          Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).
(c) If any of the documents listed in Sub-clauses (a) and (b) above are not in the English  language they shall be accompanied by an English translation by an authorised translator or  certified by a lawyer qualified to practice in the country of the translated language.
(d) The Parties shall to the extent possible exchange copies, drafts or samples of the  documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the  other party not later than 3 days (~~state number of days), or if left blank, nine (9) days~~ prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.
(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above,  the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans,  drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel.  Other  certificates which are on board the Vessel shall also be handed over to the Buyers unless  the Sellers are required to retain same, in which case the Buyers have the right to take copies.
(f) Other technical documentation which may be in the Sellers' possession shall promptly after  delivery be forwarded to the Buyers at their expense, if they so request.  ~~The Sellers may keep  the Vessel's log books but the Buyers have the right to take copies of same.~~
(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance  confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.
9.          Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters,  encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions.  The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred  prior to the time of delivery.
10.          Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration in the Buyers'
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Nominated Flag State shall be for the Buyers' account, ~~whereas similar charges in connection  with the closing of the Sellers' register shall be for the Sellers' account~~.
11.          Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is  delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as per Attachment A with new Class certificates, free of damage affecting the Vessel’s Class and with her Class and national certificates valid and duly executed without condition/recommendation by the relevant authorities at the time of delivery.
Nothwithstanding the above, the Buyers shall be required to accept the Vessel if the Sellers are required to accept the Vessel and take delivery of the Vessel from the Builder pursuant to the Shipbuilding Contract.  As such;
The Buyers shall not unreasonably reject the Vessel because of minor or insubstantial defect or non-conformity judged from the viewpoint of generally accepted good shipbuilding practice, and the Buyers shall not be entitled to refuse delivery by reason only of a deficiency in the Vessel's guaranteed speed and/or fuel consumption and/or the guaranteed cargo capacity and/or the guaranteed boil-off rate, unless the Sellers in its capacity as buyers under the Shipbuilding Contract is entitled to reject delivery vis-a-vis the Builder.  If any such deficiencies exceed limits, the Buyers shall be entitled to deduct from the Purchase Price such amounts as the Sellers is entitled to deduct from the contract price under the Shipbuilding Contract vis-a-vis the Builder.
After completion of sea trials and the gas trials (as per Attachment A) and receipt by the Buyers of a copy of the Builders notice for delivery, the Buyers shall, within 1 day after receipt of such notice, notify the Sellers of its intended acceptance or rejection of the Vessel on the basis of its conformity with the requirements of Attachment A.
~~she was at the time of inspection, fair wear and tear excepted~~.
~~However, the Vessel shall be delivered free of cargo and free of stowaways with her Class  maintained without condition/recommendation*, free of average damage affecting the Vessel's  class, and with her classification certificates and national certificates, as well as all other  certificates the Vessel had at the time of inspection, valid and unextended without  condition/recommendation* by the Classification Society or the relevant authorities at the time of delivery~~.
~~"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspections), if applicable.  If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~
~~*Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account~~.
12.          Name/markings
The Vessel shall be delivered by the Sellers to the Buyers with the Buyers’ name and funnel marking.  ~~Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.~~
13.          Buyers' default
Should the ~~Deposit~~ Downpayment not be ~~lodged~~ paid in accordance with Clause 2 (~~Deposit~~Downpayment), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses  and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers  have the right to cancel this Agreement, in which case ~~the Deposit together with interest  earned, if any, shall be released to the Sellers.  If the Deposit does not cover their loss,~~ the Sellers shall be entitled to claim ~~further~~ compensation for their losses and for all expenses  incurred together with interest due to Buyers’ proven breach.  The Sellers shall have a right to deduct from the Downpayment all such claims for compensation as they are entitled to pursuant to this Clause 13.  After the Sellers have made such deductions, the Sellers shall return the balance of the Downpayment to the Buyers.
14.          Sellers' default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement.  If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel subject to Clause 5c above.  In the event that the Buyers elect to cancel this Agreement, the ~~Deposit~~ Downpayment together with interest ~~earned, if any~~as set out in line 33, shall be refunded~~released~~ to them immediately.
15.          Buyers' representatives
After this Agreement has been signed by the Parties and the ~~Deposit~~ Downpayment has been ~~lodged~~paid, the Buyers shall at any time thereafter have the right to visit the Yard and inspect the work in progress  and have the right to place ~~two (2)~~ representatives on site~~board the Vessel~~ at their sole risk and expense to work with and cooperate with the existing site management team. The Buyers’ representatives shall have customary access to the Vessel, the Yard facilities  and  relevant shipbuilding documents and drawings as per customary practice and have the right to be present at all inspections, tests and sea trials and sea trial results.
The Sellers shall keep the Buyers well informed of any upcoming milestones and of any inspections and tests both at the Yard and with respect to subcontractors work, to ensure that the Buyers is able to attend the same. The Buyers shall attend as observers only, shall not interfere or obstruct the construction process and shall comply with the Sellers site managers instruction.
The Sellers shall make available customary office space at the Yard for the Buyers representatives if the Buyers so request. The Sellers shall make available for Buyers review all correspondence, notices and other documents related to technical (as opposed to commercial) matters under construction process and shall provide copies of the same upon the Buyers request.
~~These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers’ representatives shall sign the Sellers' P&I Club’s standard letter of indemnity prior to their embarkation~~.
16.          Law and Arbitration
(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re- enactment thereof save to the extent necessary to give effect to the provisions of this Clause.
The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.
The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.
In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be  referred to three (3) persons at New York, one to be appointed by each of the parties hereto,  and the third by the two so chosen; their decision or that of any two of them shall be final, and  for the purposes of enforcing any award, judgment may be entered on an award by any court of  competent jurisdiction.  The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~
~~In cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the  arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~
~~(c) This Agreement shall be governed by and construed in accordance with the laws of (state place) and any dispute arising out of or in connection with this Agreement shall be  referred to arbitration at ______ (state place), subject to the procedures applicable there.~~
~~*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable.  In the absence of  deletions, alternative 16(a) shall apply~~.
17.          Notices
All notices to be provided under this Agreement shall be in writing.
Contact details for recipients of notices are as follows:
For the Buyers: Flex Vigilant Limited
c/o FLEX LNG Management Ltd.
Bryggegata 3
0250 Oslo
Norway
Attention: Øystein M. Kalleklev
Email: Oystein.Kalleklev@flexlng.com
With copy to: Marius Hermansen
Email: Marius.Hermansen@seatankersmgt.com
For the Sellers: Vigilant Shipowning Inc.,
c/o Seatankers Management Company Ltd.
P.O. Box 53562,
CY-3399 Limassol,
Cyprus
(Deanna Beach Apartments, Block 1, 4th Floor,
Promachon Eleftherias Street, Ayios Athanasios,
CY-4013 Limassol,
Cyprus)
Attention: Spyros Episkopou
Telephone: +357 25 858 300
Email: spyros.episkopou@seatankers.com.cy
With copy to: Marius Hermansen
Email: Marius.Hermansen@seatankersmgt.com
18.          Entire Agreement
The written terms of this Agreement comprise the entire agreement between the Buyers and  the Sellers in relation to the sale and purchase of the Vessel and supersede all previous  agreements whether oral or written between the Parties in relation thereto.
Each of the Parties acknowledges that in entering into this Agreement it has not relied on and  shall have no right or remedy in respect of any statement, representation, assurance or  warranty (whether or not made negligently) other than as is expressly set out in this Agreement.
Any terms implied into this Agreement by any applicable statute or law are hereby excluded to  the extent that such exclusion can legally be made.  Nothing in this Clause shall limit or exclude
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

any liability for fraud.
19.          Modifications, changes and extras
The Sellers shall not agree to any major amendments, modifications or changes to the Specifications, the General Arrangement Plan or the Supplier List without the Buyers' prior written consent.
Modifications or changes to the Specifications and the General Arrangement Plan may be requested by the Buyers substantially on the terms set out in the Shipbuilding Contract and the Sellers shall take the necessary action to request such changes from the Builder.  The Sellers agreement with the Builder in respect of any such changes or modifications in respect of which the Builder requires a change in the contract price, delivery date, Specifications or other terms of the Shipbuilding Contract within normal practice for such changes or modifications shall be at Buyers cost and the delivery date under this Agreement shall be updated accordingly.
20.          Termination of the Shipbuilding Contract
Should the Sellers be entitled to cancel the Shipbuilding Contract before delivery then they will inform the Buyers without delay and both Parties will then jointly decide how to progress with the situation at hand.  The Sellers will not cancel the Shipbuilding Contract without prior consent of Buyers, such consent not to be unreasonably withheld.
21.          Parent Company Guarantee
At the time of signing of this Agreement, the Buyers shall provide the Sellers with a performance guarantee in such form and substance as attached hereto in Attachment C, duly executed by the Buyers’ ultimate parent company, Flex LNG Ltd. (the “Guarantee”).
The Guarantee shall apply in respect of all obligations assumed by the Buyers under this Agreement, but shall in all circumstances be limited to the Purchase Price plus accrued interest as applicable.
22.          Building Supervision
The Purchase Price is inclusive of the Sellers building supervision of the Vessel during the construction period.
23.          Condition Precendent
It is a condition precedent for the effectiveness of this MOA that the USD 300 million private placement in Flex LNG Ltd. is successfully carried out including that Flex LNG Ltd. has received the proceeds from the private placement.
For and on behalf of the Sellers /s/ Spyros Episkopou Name: Spyros Episkopou Title: Director /s/ Eirini Santhi Theocharous Name: Eirini Santhi Theocharous Title: Director	For and on behalf of the Buyers /s/ Marius Hermansen Name: Marius Hermansen Title: Attorney-in-Fact

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.